

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 28, 2009

Stephen R. Maddox
President and Chairman of the Board of Directors
USA Real Estate Holding Company
1020 North Coach House Circle
Wichita, Kansas 67235

> **Re:** **USA Real Estate Holding Company**
> **Registration Statement on Form S-1**
> **Filed September 1, 2009**
> **File No. 333-161646**

Dear Mr. Maddox:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide us with copies of all graphics, maps, photographs and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review.

2. We note that your plan of business is primarily that of acquiring and holding for investment real estate or interests in real estate. Therefore, it appears that your registration statement should be filed on Form S-11, not on Form S-1. Please revise or advise.

3. We note that you are offering for resale 133,599,000 shares of common stock which represents all of the shares currently outstanding. Given this fact, among others, we are of the view that this offering by the selling shareholders is an offering by or on behalf of the company. Rule 415 of Regulation C requires that offerings by or on behalf of the company only be conducted at the market if they meet the requirements of Rule 415(a)(4) of Regulation C. Since your offering does not appear to satisfy these provisions, an "at the market" offering by these individuals is not permissible. Please revise that portion of the offering as appropriate to <u>only</u> offer the shares at a fixed price, and not at prevailing market prices, for the entire duration of the offering. Also include disclosure on the cover page of the prospectus and in the Plan of Distribution section to explicitly state that the selling shareholders <u>are</u> underwriters. Please revise accordingly.

<u>Outside Back Cover page of Prospectus</u>

4. Please include the dealer prospectus delivery obligation as required by Item 502(b)(2) of Regulation S-K on the outside back cover page of prospectus.

<u>Outside Front Cover Page of Prospectus</u>

5. Please disclose the offering price of the 133,599,000 shares being offered by the selling shareholders in this section. Please refer to Item 501(b)(3) of Regulation S-K.

6. Please include the net proceeds to your selling shareholders for the resale offering of 133,599,000 shares of common stock as required by Item 501(b)(3) of Regulation S-K.

7. Please provide the date of your prospectus. Refer to Item 501(b)(10) of Regulation S-K.

8. Please provide additional disclosure regarding your direct participation offering. For example, you should state on this page that the offering will be sold by current officers and directors who are also shareholders on a best efforts basis.

Summary Information, page 4

9. Please discuss the company's current operations and whether it owns any commercial properties.

10. We note that you have included information regarding the offering for resale of 133,599,000 shares of common stock within this section. Please also include information regarding the sale of 50,000,000 newly issued shares of common stock within this section as well.

Risk Factors, page 5

11. Please revise your risk factor subheadings to fully describe the specific risks that they highlight. Potential investors should be able to read a risk factor subheading and come away with a strong understanding of what the risk is and the result of the risk as it specifically applies to you. As a general rule, your revised subheadings should work only in this document. If they are readily transferable to other companies' documents, they are probably too generic. See Item 503(c) of Regulation S-K. For example only, we note the following subheadings:

    - "Investing In Real Estate May Expose The Company To Specific Risks," page 6; and

    - "Our Strategy May Include Utilizing Leverage," page 6.

12. We note your disclosure on page 5 that your auditors have issued a going concern opinion. Please include a risk factor, which discusses the substantial doubt about your ability to continue as a going concern, and place it at the beginning of your Risk Factors section.

13. We note your disclosure on page 11 regarding dilution. Please include a risk factor that describes the effects of dilution on new purchasers of your common stock.

14. Many of the risk factors that you present do not adequately convey with enough detail the potential effect of the risk and instead merely state facts about your business. For each risk factor presented, please revise to provide enough information so that your investors can appreciate the magnitude of the potential risk and its effect on your operations, financial condition or business. For example only, we note the following risk factors:

    - "Investing in Real Estate May Expose the Company to Specific Risks," page 6; and

    - "Our Strategy May Include Utilizing Leverage," page 6.

"Our Strategy May Include Utilizing Leverage." page 6

15. This risk factor does not appear to be consistent with your disclosures in your Description of Business section on page 20. Here, you state you "may employ leverage in acquiring properties . . . ." However, no disclosure of any plans for property acquisitions using leverage appears in your Description of Business. Please revise.

"We Are A Start Up Company, And As Such Face Difficulties . . . ." page 6

16. It appears that several items listed in this risk factor do not apply to USA Real Estate Holding Company. Please revise to remove these items or explain why they apply to your business. We note the following statements:

- "The dependence on our website;"

- "The need to effectively compete in the transportation fuel industry;" and

- "The need to establish ourselves as an important contender in the evolving fuel industry."

"We Have A Limitation Of Liability Against Our Directors . . . ." page 9

17. Please present specific information that investors need to assess the magnitude of this risk. For example, you should consider discussing how and to what extent Delaware law limits the liability of your directors for breaches of fiduciary duty.

Forward Looking Statements Render Investments In USA Real Estate Uncertain, page 9

18. It is unclear how forward looking statements make your investment speculative or risky. Please revise your disclosure to include any applicable cautionary language regarding specific forward looking statements in your prospectus, as you deem necessary.

Use of Proceeds, page 9

19. We note the reference in this section and similar disclosure in the MD&A section to possible purchases of specific commercial properties, such as a "Dollar General" store in Oklahoma City, Oklahoma, a "Dollar General" store in Haskell, Oklahoma, and an "Alco Discount Store" in Hermann, Missouri. In the business section, please discuss whether the company has entered into negotiations or agreements to purchase such properties. If the company has not entered into any preliminary agreements to purchase such properties, please provide a reasonable basis as to how the company can include these properties or remove the properties and discuss possible acquisitions in more general terms including any alternatives.

20. Please make explicit the order of priority for the use of your funds. For example, if you sell less than 5,000,000 shares, will the proceeds be applied first to capital reserve or to administration? Please revise accordingly.

Determination of Offering Price, page 10

21. Please specify in this section the offering price of the common stock being offered by the selling shareholders and by the company.

Dilution, page 10

22. Please revise to present per share data with no more than two decimal places.

Selling Shareholders, page 11

23. We note your reference to a third and fourth column in your selling shareholders table listing the number of shares being offered and that will be beneficially owned by the selling shareholders upon completion of the offering; however, the table does not contain a third and fourth column. Please revise the table to include this disclosure. See Item 507 of Regulation S-K.

24. We note that your selling shareholders table includes various entities and organizations. For each of these, please identify the individual with voting or dispositive power with regard to these shares of your common stock.

25. We note that you have indicated that several of the selling shareholders are relatives. Please note that a person is generally regarded as the beneficial owner of securities held in the name of his or her spouse and minor children. See Securities Act Release 33-4819 (Feb. 14, 1966). It appears that you have indicated the beneficial ownership of securities for certain spouses in your table, however, there appears to be other familial relationships between the selling shareholders. To the extent that you have not already done so, please revise the table to reflect securities held in the name of a spouse or minor child as being beneficially owned by that selling shareholder. In addition, please revise accordingly the beneficial ownership table on page 17.

26. Please include a statement disclosing whether any of the selling shareholders are a broker, dealer, or an affiliate of a broker or dealer.

Plan of Distribution, page 13

27. We note your disclosure in this section that the selling shareholders will sell their shares for $0.10 per share. You also appear to indicate on page 10 that the selling shareholders will sell their shares for $0.01 per share. Please revise for consistency throughout.

28. Please also include your plan of distribution for the direct participation offering of 50,000,000 common shares. Refer to Item 508 of Regulation S-K for guidance.

29. We note from your disclosure on page 15 that you have agreed with the selling security holders to keep this registration statement effective for a specified period of time. Please advise us if these registration rights have been memorialized in writing, and if so, please file as an exhibit to your next amendment. In addition, please advise us and disclose in your next amendment, if there are any penalties associated with failure to file or maintain effectiveness of a registration statement. If applicable, please revise your disclosure to include:

- the events or circumstances that would require you to transfer consideration under the arrangement;

- any settlement alternatives contained in the terms of the registration payment arrangement, including the party that controls the settlement alternatives;

- the maximum potential amount of consideration, undiscounted, that you could be required to transfer under the registration payment arrangement (including the maximum number of shares that may be required to be issued). If the terms of the arrangement provide for no limitation to the maximum potential consideration (including shares) to be transferred, that fact shall be disclosed; and

▪ the current carrying amount of the liability, if any, representing your obligations under the registration payment arrangement and the income statement classification of any gains or losses resulting from changes in the carrying amount of that liability.

Refer to paragraph 12 of FSP EITF 00-19-2 (ASC 825-20-50-1).

Directors, Executive Officers, Promoters and Control Persons, page 15

30. Please disclose the ages for each of your named executive officers. Refer to Item 401(b) of Regulation S-K.

Organization Within Last Five Years

31. We note your disclosure that you do not have a separately designated audit, nominating or compensation committee. Please disclose any plans you have to form these separately designated committees, or in the alternative, state that you have no such plans.

32. We note that you list Messrs. Stephen R. Maddox, James Miller and Richard Maddox as your promoters. We also note that these individuals are included in your selling shareholders table on page 12. Please disclose in the plan of distribution section how these individuals will be able to act as promoters of your 50,000,000 common shares while simultaneously selling their own shares.

Description of Business

Business of Issuer, page 21

33. Please disclose the date in which the registrant, USA Real Estate Holding Company was incorporated and discuss it business development since inception.

34. In the business development section, please discuss your subsidiary's operations since 2007 and whether the subsidiary has attempted to purchase any properties since its inception.

35. We note your disclosure on page 24 that you "have zero and anticipate having zero employees in the next 12 months." This is inconsistent with disclosure throughout your prospectus, which indicates that you have approximately three employees. Please reconcile the disclosure.

36. We note your disclosure on page 21 regarding your business model for farm and ranch land. However, you do not mention any purchases of farm or ranch land in your Use of Proceeds section. Please revise your disclosure to be more explicit as to your current plans to purchase farm and ranch land. Please also provide appropriate disclosure on this matter in your Risk Factors section as well.

Reports to Security Holders, page 22

37. Please state whether you have plans to develop a website and whether your reporting information will be made available on that website.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 22

Financial Liquidity, page 23

38. Given your auditor's going concern opinion, please revise your disclosure to be more specific concerning the sources of your liquidity for the next 12 months. For example, if you plan to issue additional equity, you should disclose your plans to do so. If you plan to incur debt obligations, you should disclose the identities of any potential lenders.

39. We note your disclosure within this section that you will require $25,000 over the next 12 months for administrative costs. Please reconcile this amount with your disclosure in the use of proceeds section and on page 43 that lists $27,000 as the total expense of the issuance and distribution of your securities.

40. We note your disclosure that the Dollar General Store properties in Oklahoma City and Haskell both have long-term leases of at least 10 years. If the company has entered into any preliminary agreements to purchase these properties, to the extent known, please disclose the material terms of the leases. For example, you should consider disclosing whether they are double net or triple net leases as well as the expected yearly revenue for each lease.

Certain Relationships and Related Transactions, page 24

41. We note that you reference the February 3, 2009 transaction involving USA Real Estate, Inc. in this section. From your current disclosure, it is not entirely clear as to why this is considered a related party transaction under Item 404 of Regulation S-K. Please revise your disclosure to include the information required by Item 404 with regard to this transaction.

42. We note your disclosure on page 34 in Notes 5 and 6 to your financial statements that your president loaned funds to the company totaling $22,000 and allows the company to use his office pursuant to a verbal, rent-free arrangement. Please revise this section to include these items, or in the alternative explain why they should not be included. Also please file the loan agreement as an exhibit to this registration statement. See Item 601(b)(10) of Regulation S-K for guidance.

43. We note your disclosure in Note 6 to the financial statements for USA Real Estate, Inc. that USA Real Estate, Inc. has accepted loans from your president totaling $5,207 and $49,040, respectively. We further note that USA Real Estate Holdings has an outstanding balance related to advances of $76,247. Please disclose in this section that you have assumed the outstanding debt obligations of USA Real Estate, Inc. or advise us why such revision is not necessary.

USA Real Estate Holding Company Financial Statements

Consolidated Balance Sheet, page 28

44. Given that the merger of USA Real Estate Holding Company and USA Real Estate, Inc. is considered a combination of entities under common control, please advise us why the deficit accumulated in the development stage only represents your net loss for the six months ended June 30, 2009 rather than net losses incurred since inception of USA Real Estate, Inc.

Consolidated Statement of Changes in Stockholders' Deficit, page 30

45. Please tell us your basis for presenting the amount of total stockholders' deficit of USA Real Estate, Inc. as of January 1, 2009 as additional paid-in capital. In your response, please cite the authoritative literature upon which you relied.

Consolidated Statement of Cash Flows, page 31

46. Please revise to present the amount related to the adjustment to net loss for shares issued for services on the appropriate line.

Notes to Consolidated Financial Statements, page 32

Note 1 – Organization, Nature of Operations and Summary of Significant Accounting Policies, page 32

47. We note your disclosure that the unaudited consolidated financial statements include the accounts of USA Real Estate, Inc. Please revise to state that the financial statements are audited, not unaudited.

Note 3 – Issuance of Common Stock, page 34

48. Please tell us and disclose how you determined the fair value of shares issued for services. This comment also applies to the common stock issued by USA Real Estate, Inc. for services in December 2007.

49. Please reconcile your disclosure of the fair value of common stock issued for services on February 5, 2009 of $260,000 with your disclosure on page 44 that states the total value of the shares issued was $2,600.

USA Real Estate, Inc. Financial Statements

Statements of Expenses, page 37

50. Please revise to describe the $4,199 expense incurred for investors' leads in either the notes to financial statements or in the MD&A.

Statements of Changes in Shareholders' Deficit, page 38

51. We note that you issued 9,940,005 shares of your common stock to founders at par value. In that regard, please advise us why you recognized a negative amount of additional paid-in capital. If no payment was received in exchange for the shares, please tell us what consideration you gave to recognizing compensation expense in connection with the issuance, citing the relevant accounting literature upon which you relied.

Part II – Information Not Required In Prospectus

Recent Sales of Unregistered Securities

52. For each transaction, please provide the date of the sale, the exemption claimed and the facts relied upon to make the exemption available. See Item 701 of Regulation S-K.

53. Please provide a more detailed factual basis as to how you met the requirements of Rule 504 of Regulation D in the issuance of 149,000 shares to 20 California investors.

Exhibits, page 44

54. We note that you have not indicated in your Exhibit Index that you intend to file a tax opinion. Please file a tax opinion with your amendment or explain to us why you do not have to provide one. Refer to Item 601(b)(8) of Regulation S-K for guidance.

Undertakings, page 45

55. Please provide the undertakings required in Item 512(a)(5) and (6) of Regulation S-K.

Signatures, page 46

56. Please include the signatures of your principal financial officer and controller or principal accounting officer and identify these individuals as such within this section. Please refer to Instruction 2 for Signatures on Form S-1 or Form S-11.

Exhibit 5.1

57. Please advise counsel to provide a legality opinion that opines upon the shares being offered by the company.

Exhibit 23.1

58. Please revise to include the consent of Malone & Bailey, PC with respect to their report on the audited financial statements of USA Real Estate, Inc. included in your filing or tell us how you determined you were not required to obtain such consent.

* * * * *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jonathan Wiggins at (202) 551-3694 or Dan Gordon at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657, Erin Martin at (202) 551-3391 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Lawrence Singer
        Stanley J. Kalathara PC
        Via Facsimile: (212) 994-8093